(212) 318-6095

thomaspeeney@paulhastings.com

April 11, 2024

VIA EDGAR

Ms. Eileen M. Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Real Assets Income Fund Inc.
File Nos. 333-276463; 811-23157

Dear Ms. Smiley:

On behalf of Brookfield Real Assets Income Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) the second pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Registration Statement includes revisions in response to the Staff’s oral comments to the undersigned received on April 9, 2024, relating to the first pre-effective amendment to the Registration Statement (Accession No. 0001104659-24-044202). Except as noted in this letter, there were no further substantive changes that were made to the Registration Statement, including with respect to any of the financial information contained therein.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

LEGAL COMMENTS

Comment 1: Please disclose in an appropriate location in the Prospectus the exclusive state forum provision in the Bylaws and the corresponding risks of such a provision, even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient or less favorable forum). Please also state that the exclusive state forum provision does not apply to claims arising under the federal securities laws.

Response: The Fund respectfully acknowledges the Staff’s comment and has updated the disclosure in the Prospectus accordingly.

Comment 2: Please disclose in an appropriate location in the Prospectus the exclusive federal forum provision of the Bylaws that would apply to federal claims and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable federal forum).

Brookfield Real Assets Income Fund Inc.

April 11, 2024

Response: The Fund respectfully acknowledges the Staff’s comment and has updated the disclosure in the Prospectus accordingly.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for PAUL HASTINGS LLP

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